Form 6-K





                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                   FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 of

                    the Securities Exchange Act of 1934



                      For the month of September 2004
                     Commission File Number: 001-06439


                               SONY CORPORATION
                (Translation of registrant's name into English)

           7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                   (Address of principal executive offices)

         The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,



                       Form 20-F  X     Form 40-F __



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___



Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                                               SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               SONY CORPORATION

                                                  (Registrant)





                                          By:  /s/  Katsumi Ihara

                                                  (Signature)

                                               Katsumi Ihara

                                               Executive Deputy President,
                                               Group Chief Strategy Officer and
                                               Chief Financial Officer





Date: September 27, 2004


List of materials



Documents attached hereto:



i) A press release announcing that a consortium led by Sony Corporation of America, Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners entered into definitive agreement to acquire Metro-Goldwyn-Mayer.



CONSORTIUM LED BY SONY CORPORATION OF AMERICA, PROVIDENCE EQUITY PARTNERS, TEXAS PACIFIC GROUP, COMCAST CORPORATION AND DLJ MERCHANT BANKING PARTNERS ENTERS INTO
              DEFINITIVE AGREEMENT TO ACQUIRE METRO-GOLDWYN-MAYER

New York and Los Angeles, September 23, 2004 - A consortium led by Sony Corporation of America and its equity partners Providence Equity Partners, Texas Pacific Group, Comcast Corporation and DLJ Merchant Banking Partners, together with Metro-Goldwyn-Mayer Inc. (NYSE: MGM), announced today that they have entered into a definitive agreement under which the investor group will acquire MGM for $12.00 in cash per MGM share, plus the assumption of MGM's approximately $2.0 billion in debt.

The investor group has committed a total of $1.6 billion in equity financing to acquire MGM as follows: Providence Equity Partners -- $525 million, Texas Pacific Group -- $350 million, Sony Corporation of America -- $300 million, Comcast Corporation -- $300 million, and DLJ Merchant Banking Partners -- $125 million. JP Morgan Chase has committed to lead a bank syndicate to provide up to $4.25 billion in senior debt financing together with Credit Suisse First Boston.

From today until closing, MGM will continue as an active producer of film and television projects, and will continue to greenlight projects under the MGM and United Artists banners in the ordinary course of business consistent with its current business plan. Following the closing of the transaction, MGM will continue to operate under the Metro-Goldwyn-Mayer name as a private company headquartered in Los Angeles.

Also following the close, Sony Pictures Entertainment will co-finance and produce new motion pictures with MGM as well as distribute MGM's existing film and television content through Sony Pictures' global distribution channels.

As previously announced, Comcast, Sony Pictures Entertainment and the equity partners in the MGM transaction have agreed to a broad programming and distribution arrangement that will allow for the distribution of Sony Pictures' and MGM content on Comcast's video on demand platform, and for the creation of a joint venture, to be managed by Comcast, establishing new cable channels featuring Sony Pictures and MGM content.

"We are delighted to be able to make this announcement today together with our partners," said Sir Howard Stringer, Chairman and Chief Executive Officer, Sony Corporation of America. "We all look forward to preserving and enhancing the legendary franchise that is MGM, and to ensuring that its extraordinary content continues to be enjoyed by people around the world."

"This is a compelling strategic transaction that will give MGM the ideal partners to build on its unique legacy," said Alex Yemenidjian, Chairman and CEO of MGM. "This transaction will deliver the full value of MGM to our shareholders, while creating significant value-creation opportunities for the new owners and expanded options for consumers to enjoy MGM's content."

"This transaction presents a unique opportunity to enhance the value of MGM's exceptional film library through the world-class distribution capabilities of both Sony and Comcast," said Jonathan Nelson, Chief Executive Officer of Providence Equity Partners Inc. "We look forward to working closely with our fellow investors to increase the value of MGM's content in the years ahead."

"We are delighted to join with such a powerful group of partners in this acquisition of a truly legendary entertainment company," said Kelvin Davis, partner, Texas Pacific Group. "We're excited about the opportunity to build upon the unique film franchises which MGM has developed over its distinguished history."

Comcast Chairman and Chief Executive Officer Brian L. Roberts said, "This is a terrific partnership. We are delighted to be working with Sony and the other partners to substantially expand the content available to our customers, and our direct investment further underscores our excitement over this opportunity."

"We believe this landmark transaction - partnering with two great global entertainment companies -- is an exciting opportunity for both our partners and investors," said Thompson Dean, Managing Partner of DLJ Merchant Banking Partners.

The transaction, which has been approved by the Board of Directors of MGM, is subject to the approval of MGM shareholders, various regulatory approvals and customary closing conditions. Tracinda Corporation and 250 Rodeo Inc., MGM's principal shareholders, have entered into a Voting and Support Agreement agreeing to vote their shares in favor of the proposed merger. The merger agreement contains no financing contingency. The transaction is expected to close in mid-2005. Employees of MGM and its subsidiaries will have the opportunity to be considered for available positions that may arise as a result of the transaction.

JP Morgan Chase is acting as the lead arranger for all of the debt financing, and Credit Suisse First Boston is a co-underwriter. Credit Suisse First Boston, JP Morgan Chase and Citigroup are acting as financial advisors to the investor group. Goldman Sachs, Morgan Stanley and Banc of America Securities are acting as financial advisors to MGM. Allen & Company, Inc. and The Blackstone Group L.P. are acting as advisors to Sony Corporation of America.


About Sony Corporation of America
Sony Corporation of America, based in New York City, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment, Sony Computer Entertainment America Inc., and a 50% interest in Sony BMG Music Entertainment, one of the largest recorded music companies in the world. Sony recorded consolidated annual sales of over $72 billion for the fiscal year ended March 31, 2004, and it employs 162,000 people worldwide. Sony's consolidated sales in the U.S. for the fiscal year ended March 31, 2004 were $20.4 billion. For more information see www.sony.com.

About Metro-Goldwyn-Mayer Inc.
Metro-Goldwyn-Mayer Inc. (NYSE: MGM), through its Metro-Goldwyn-Mayer Studios Inc. subsidiary, is actively engaged in the worldwide production and distribution of motion pictures, television programming, home video, interactive media, music and licensed merchandise. The company owns the world's largest library of modern films, comprising about 4,000 titles. Operating units include MGM Pictures, United Artists, MGM Television Entertainment, MGM Networks, MGM Distribution Co., MGM Worldwide Television Distribution, MGM Home Entertainment, MGM On Stage, MGM Consumer Products, MGM Music, MGM Interactive and MGM Direct. In addition, MGM has ownership interests in international TV channels reaching nearly 110 countries. For more information, visit www.mgm.com.

About Providence Equity Partners Inc.
Providence Equity Partners Inc. is one of the world's leading private investment firms specializing in equity investments in media and communications companies. The principals of Providence Equity manage funds with over $9 billion in equity commitments and have invested in more than 70 companies operating in over 20 countries since the firm's inception in 1991. Current and previous areas of investment include cable television content and distribution, wireless and wireline telephony, publishing, radio and television broadcasting and other media and communications sectors. Significant investments include VoiceStream Wireless, Warner Music Group, PanAmSat, AT&T Canada, eircom plc, Casema, Kabel Deutschland, Language Line, F&W Publications, ProSiebenSat.1, and Bresnan Broadband Holdings. The firm has offices in Providence, New York and London. Visit www.provequity.com for additional information

About Texas Pacific Group
Texas Pacific Group, founded in 1993 and based in Fort Worth, Texas, San Francisco and London, is one of the world's leading private investment firms managing over $13 billion in assets. TPG looks to invest in world-class franchises across a range of industries, including significant investments in branded consumer franchises (Burger King, Del Monte, Ducati), leading retailers (Petco, J.Crew, Debenhams - UK), healthcare (Oxford Health Plans, Quintiles Transnational), technology companies (ON Semiconductor, MEMC, Seagate), and airlines (Continental, America West), among others.

About Comcast
Comcast Corporation (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of programming content. The Company is the largest provider of cable and broadband services in the United States, serving more than 21 million cable television customers and more than 6 million high-speed Internet customers. The Company's content businesses include majority ownership of Comcast Spectacor, Comcast SportsNet, E! Entertainment Television, Style Network, G4techTV, The Golf Channel, International Channel and Outdoor Life Network. Comcast Class A common stock and Class A Special common stock trade on The Nasdaq Stock Market under the symbols CMCSA and CMCSK, respectively.

About DLJ Merchant Banking Partners
DLJ Merchant Banking Partners (DLJMB) is a leading private equity investor that has a 19-year record of investing in leveraged buyouts and related transactions across a broad range of industries. DLJMB, with offices in New York, London, Houston and Buenos Aires, is part of Credit Suisse First Boston's Alternative Capital Division (ACD), which is one of the largest alternative asset managers
in the world with more than $36 billion of assets under management.   ACD is
comprised of $20 billion of private equity assets under management across a diverse family of funds, including leveraged buyout funds, mezzanine funds, real estate funds, venture capital funds, fund of funds and secondary funds, as well as more than $16 billion of assets under management through its hedge fund (both direct and fund of funds), leveraged loan and CDO businesses.

FORWARD-LOOKING STATEMENTS

This document may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Such forward-looking statements reflect Sony Corporation's ("Sony"), Comcast Corporation ("Comcast") and Metro-Goldwyn-Mayer Inc.'s ("MGM") current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those described in the forward-looking statements. For example, such risks, uncertainties, assumptions and other factors include, without limitation, the possibility that: (1) the consortium and MGM may be unable to obtain the required stockholder or regulatory approvals; (2) problems may arise in successfully integrating the businesses;
(3) the acquisition may involve unexpected costs; (4) the consortium may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the new company may be subject to future regulatory or legislative action. For a further discussion of these and other risks, uncertainties, assumptions and other factors, see Sony's, Comcast's and MGM's filings with the Securities and Exchange Commission. None of Sony, Comcast and MGM undertakes any duty to update forward-looking statements.


In connection with the proposed transaction, MGM will file a proxy statement and other materials with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. MGM and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding such individuals is included in MGM's proxy statements and Annual Reports on Form 10K previously filed with the Securities and Exchange Commission and will be included in the proxy statement relating to the proposed merger when it becomes available. Investors may obtain a free copy of the proxy statements and other relevant documents when they become available as well as other material filed with the Securities and Exchange Commission concerning MGM and these individuals at the Securities and Exchange Commission's website at http://www.sec.gov. These materials and other documents may also be obtained for free from: MGM at Metro-Goldwyn-Mayer, 10250 Constellation Boulevard, Los Angeles, California 90067, Attn: Investor Relations.

Subsequent to the September 23rd release issued by the Consortium and MGM, Sony added:

JP Morgan Chase and Credit Suisse First Boston have committed to provide the consortium with up to $4.25 billion in senior debt financing.
Pursuant to the merger agreement, the consortium's obligation to acquire MGM is conditioned upon, among other things, consummation of the debt financing on the terms set forth in the commitment letters delivered by JP Morgan Chase and Credit Suisse First Boston or substitute financing, which, if the debt financing commitments become unavailable, the consortium is obligated to use its reasonable best efforts to obtain.